China Yuchai Announces Resignation of President

Singapore, Singapore, May 27, 2013 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that Mr. Benny H Goh has resigned from his positions as President and director of the Company to pursue other opportunities. Mr. Goh’s last day of service will be May 31, 2013.

In the interim until a replacement is identified, the duties of the President will be assumed by the Chief Financial Officer, Mr. Kok Ho Leong. The Board of Directors thanks Mr. Goh for his contributions to China Yuchai during his tenure as President.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-duty and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2012, GYMCL sold 431,350 diesel engines and is recognized as a leading manufacturer and distributor of diesel engines in China. For more information, please visithttp://www.cyilimited.com.

For more information, please contact:

Kevin Theiss / Dixon Chen
Grayling
Tel: +1-646-284-9409
Email: kevin.theiss@grayling.com

dixon.chen@grayling.com